Mail Stop 3720

October 24, 2006

Keith Olsen
President and Chief Executive Officer
Switch and Data, Inc.
1715 North Westshore Boulevard, Suite 650
Tampa, Florida 33607

>   **RE: Switch and Data, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed on September 27, 2006**
>   **File No. 333-137607**

Dear Mr. Olsen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, information about your reorganization and your principal and selling stockholder information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.   We note that you include industry research for estimated growth data and other
        figures cited throughout the document, such as those provided by the
        Telecommunications Industry Association, Gartner and IDC. Please provide us
        with marked copies of any materials that support these and other third party
        statements, clearly cross-referencing a statement with the underlying factual
        support. Confirm for us that these documents are publicly available. To the extent
        that any of these reports have been prepared specifically for this filing, file a
        consent from the party.

Explanatory Note

3.   Please move this note to your prospectus summary, but discuss your
        reorganization in plain English, briefly explaining its purpose and effect.

Prospectus Summary, page 1

4.   To assist investors in understanding your business, please eliminate or briefly
        explain technical and business jargon in the prospectus summary, and reduce the
        amount of jargon throughout the rest of the prospectus. Consider explaining
        when first used industry terms such as, for example, "network neutral
        interconnection," "colocation services," "cross connect" and "high network
        densities" in clear, concrete, everyday language.

5.   Revise your disclosure throughout to remove unnecessary capitalized terms and
        defined terms. As only one example, please delete the fourth sentence of the
        italicized paragraph. Once you make your disclosure clear from the context, you
        will not need to define terms such as "we," "us" and "our." Further, minimize
        your use of acronyms in the summary and throughout the prospectus by spelling
        out the terms, such as, for example, "Internet service providers" instead of "ISPs,"
        "network service providers" instead of "NSPs" and "compound annual growth
        rate" instead of "CAGR."

6.   Your summary should discuss only the key aspects of the offering and your
        operations. Much of the discussion you currently include does not appear so
        highly material as to merit inclusion in the summary. Please revise to provide a
        brief, more balanced, non-repetitive discussion of your company and the offering.
        For example:

        •   eliminate here, or significantly reduce, the detailed industry overview,
            interconnection services, colocation services, industry trends, and competitive
            strengths and strategy subsections, which are more appropriate for your
            business section, and in some cases, repeat exactly the disclosure on page 65
            of your business section;

- discuss that you have had net losses since your inception and through the first two quarters of fiscal 2006 and that you have an accumulated deficit as of June 30, 2006 of $202.1 million, or provide similar disclosure as of a more recent fiscal quarter end;
- state that you restated your financial statements for the last five fiscal years and generally why;
- note that you do not own the buildings in which your facilities are located but that you lease facility space;
- convey that at times you have had service interruptions due to equipment failure and failed to meet customer contract service performance standards; and
- state that your customer contract terms are typically for one or two years and that your only customer that accounted for more than 10% of your revenues for fiscal 2005 did not renew its contracts.

7.   Explain what you mean on page one by "reliable and secure" facilities and briefly note the measures or methods by which you made these determinations about your facilities. Also explain what you mean by the sentence, "As a result of the operating leverage inherent in our business model, we believe incremental revenue will increase operating cash flow."

The Offering, page 6

8.   Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

Risk Factors, page 10

We do not own the buildings in which our facilities are located…, page 11

9.   Please delete the mitigating language "Although we hold long-term leases for most of our facilities."

10.   Please address the trends you discuss in this risk factor in your management's discussion and analysis.

We have been sued by several landlords for breaches of our lease agreements…, page 12

11.   So that investors may realize the significance of the potential liabilities, also state the aggregate dollar amount of the claimed damages in the disputes.

We depend upon a limited number of service provider customers...., page 15

12.   State when your agreements expire with the service provider customers.

We intend to make future acquisitions…, page 16

13.   To provide context to the risk, discuss the challenges you have already
        encountered with your acquisitions, rather than simply listing the acquisitions and
        general risks associated with acquisitions.

We have identified material weaknesses in our internal control…., page 17

14.   This risk factor describes multiple risks, including, at a minimum, those related to
        your inability to timely file and meet securities law requirements and those related
        to the inability of investors to rely on your financial statements due to material
        weaknesses in your internal control over financial reporting. Revise to describe
        each significant risk in its own, separate risk factor and include risk factor
        captions that indicate the particular risk to your business, financial condition, or
        investors. In addition, with respect to your material weaknesses in your internal
        control over financial reporting, please provide only enough detail to put the
        magnitude of the risk in context and move the more detailed disclosure to your
        management's discussion and analysis. Finally, please move the revised risk
        factors so that they are the first risk factors in the section.

We have not been successful in attracting customers…., page 20

15.   State whether you presently intend to exit any additional markets within the next
        twelve months.

We have significant debt obligations…., page 21

16.   So that investors may understand the magnitude of the risk, disclose the aggregate
        amount of your debt obligations.

Government regulation may adversely affect our business, page 22
Terrorist activity throughout the world and military action…., page 23

17.   Revise your risk factor captions to convey how government regulation or terrorist
        activity creates particular risks to you or your investors. Particularly in the case
        of the general, terrorist activity risk factor, it is not apparent how this risk is
        materially so significant to you than to other businesses that it should be included
        in this section. Please advise.

Use of Proceeds, page 29

18.   State the amount outstanding under the existing credit facilities and the amount of principal and interest you will repay with the proceeds of the offering.

Dilution, page 34

19.   Please quantify the dilution to new investors if your underwriters fully exercise their over-allotment option. Quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options.

Management's Discussion and Analysis, page 40

General

20.   We note your disclosure under the risk factor "Our costs will increase significantly as a result of operating as a public company…" beginning on page 16. Specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

Material Weaknesses in Internal Control, page 41

21.   Discuss your expected costs in implementing the several actions on page 42 to address the material weaknesses identified by your auditors. Discuss how the costs impacted your historical results of operations and how you expect them to impact your results of operations going forward. Also discuss the expected time frame for implementing the actions you have listed.

Results of Operations, page 45

22.   Please discuss net income (loss) for each period.

Liquidity and Capital Resources, page 54

Sources and Uses of Cash, page 55

23.   We note your disclosure on page 55 as to whether you believe you will have sufficient cash to meet capital expenditures, debt service and working capital requirements for the next twelve months. Please provide a more detailed discussion of your ability to meet both long-term liquidity needs. We consider

"long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether management believes you will have sufficient cash and other financial resources to fund operations and meet your debt and other obligations beyond the next twelve months. Discuss in detail how you intend to improve your financial condition and whether and on what basis management expects a change in the apparent trend of your incurring net losses each fiscal year. Address how management expects to improve your financial condition in light of your expected costs to remediate material weaknesses in internal control over financing reporting, your move to being a public company, your loss of your largest customer, your growth plans discussed in the risk factors and business sections, and any limited availability under your present or planned credit facilities.

Contractual Obligations, page 57

24.   Include the estimated obligations relating to interest payments and discuss how you calculated these amounts. In addition, include totals under each column.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency, page 58

25.   Tell us the amounts related to the 10% appreciation or depreciation of the U.S. dollar that you believe would be insignificant with respect to your financial position, results of operations and cash flows.

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, page 60

26.   You disclose the significant estimates and assumptions that are used in determining the fair value of long-lived assets, such as replacement cost, economic obsolescence, and liquidation value. Disclose how you use each of these.

Accounting for Income Taxes, page 61

27.   Please revise to state, if true, that management does not believe that any of the deferred tax assets will be realizable during the periods in which they would be available for tax purposes. If management believes that it is more likely than not that some portion of the deferred tax assets will be recognized, that portion would not be subject to the valuation allowance.

Stock-Based Compensation, page 62

28. We note your statement that you plan to modify your outstanding Series D-2 Preferred Stock Options. We further note your statement on page 81 that you may incur stock-based compensation expense in connection with this modification. Tell us in detail how and when you will modify these options. Also, tell us your planned accounting for such modifications and how and why you will incur stock-based compensation expense.

Secured Credit Facility, page 63

29. Disclose the terms of the fixed charge coverage ratio that you did not meet as of March 31, 2006 and the amended fixed charge coverage ratio for the remainder of 2006.

Business, page 65

Company Overview, page 65

30. To assist investors in understanding how your business operates and how you generate revenues, we encourage you to illustrate, in a very basic fashion, how a typical customer uses each of your general services.

31. We note your list of customers in the third paragraph of this subsection. Indicate whether these customers are representative of your customer base and, if so, explain why. To provide context, disclose the percentage of revenues generated by each customer or the aggregate percentage revenues generated by each group of customers for the last fiscal year and interim period. Provide similar disclosure under "Our Customers" on page 70.

Our Customers, page 70

32. Discuss generally the terms of your agreements with your customers. For example, disclose whether you generally have long-term or short-term contracts with your customers.

Our Facilities, page 71

33. Please disclose the material terms of your leases.

Competition, page 72

34. Provide clear support for the statements you make throughout the prospectus

about your competitive advantages. Also discuss negative factors pertaining to your competitive position. To the extent known, revise to include a clear, concrete and quantitative discussion of your relative market share in the markets in which you operate. If you are unable to provide market share information, then please disclose this fact and explain the reason for that inability.

Government Regulation, page 72

35.   Please disclose in more detail the regulations that apply to your business and how these regulations impact your business.

Management, page 74

Board Committees, page 76
Director Compensation, page 77
2006 Stock Incentive Plan, page 81

36.   When known, revise to specify the directors that will serve on the respective board committees and what the fees will be for non-employee directors. Also, describe in the prospectus and file as an exhibit the 2006 Stock Incentive Plan once adopted.

Employment Agreements, page 79

37.   Please disclose the material terms of any options granted pursuant to the employment agreements.

Principal and Selling Stockholders, page 82

38.   Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

Certain Relationships and Related Party Transactions, page 84

39.   Disclose whether any executive officers or directors are shareholder parties to the described reorganization transactions, and, if any are, name them.

Underwriting, page 95

40.   As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

41.   Describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by management and the existing stock and option holders before the lock-up period's expiration.

42.   We note your reference to a qualified independent underwriter in the third full paragraph on page 96. Please identify the qualified independent underwriter and disclose why you are required to have a qualified independent underwriter for the offering.

Switch & Data Facilities Company Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Organization

Reorganization Merger (Unaudited), page F-8

43.   You have stated that the merger will be reflected in the accompanying financial statements as a fair value exchange at the date of merger with the difference between the fair value of the equity instruments and their respective book values being recorded as a deemed dividend. Tell us your rationale in the accounting literature for recording this reorganization as an exchange at fair value.

Note 2. Restatement of Previously Reported Financial Statements, page F-8

44.   We note that you have restated only the year ended December 31, 2005 for depreciation and amortization and asset impairment. In your discussion of material weaknesses in internal controls starting on page 17, you disclose that you did not maintain effective controls over the completeness and accuracy of depreciation expense and accumulated depreciation and valuation of your long-lived assets. Tell us why you did not restate for these items in 2003 and 2004. Further, tell us why you did not need to restate any of the three years ended December 31, 2005 for other areas of material weaknesses, such as your revenue and income taxes.

Note 3. Summary of Significant Accounting Policies, page F-13

Revenue Recognition, page F-17

45.   Disclose what you consider to be a long-term contract. Also, tell us why you believe it is appropriate to recognize revenue from installation services or technical support immediately for short-term contracts and over the life of the contract for long-term contracts.

46.   You disclose your guarantees of certain service levels. Tell us why you do not record an allowance for these guarantees currently as revenue is being recognized. Tell us what you mean by your disclosure that there have been no significant service level credits recorded in the periods presented. Tell us how much has been recorded for each period and the periods to which they relate.

Segment Information, page F-18

47.   Please provide the enterprise wide disclosure required by paragraphs 38 and 39 of FAS 131.

Note 4. Acquisitions, page F-20

48.   Please disclose the amount of goodwill that is expected to be deductible for tax purposes.

Note 8. Income Taxes, page F-26

49.   Please revise to record your valuation reserve related to non-current deferred tax assets before netting non-current deferred tax liabilities.

Note 9. Loss Per Share, page F-29

50.   Tell us and disclose how management determined that the fair value of the common shares is zero and how and why that impacts the conversion of Junior Stock into common shares.

Note 10. Common Stock, Series B Common Stock, Special Junior Stock and Preferred Stock

Common Stock, page F-30

51.   Tell us the amount that you paid for the 274 shares of common stock that you acquired in February 2006.

Note 12. Discontinued Operations, page F-37

52.   Provide the disclosure for discontinued operations that is required by paragraph 47 of FAS 144, as applicable.

Item 15. Recent Sales of Unregistered Securities, page II-2

53.   Provide all the information required by Item 701 of Regulation S-K for all sales of

unregistered securities. In this regard, be sure to address sales of all unregistered securities, such as options. Furthermore, disclose the date of sale for each sale and state briefly the facts relied upon to make the exemption available.

54.   Please provide a thorough analysis of the exemption from registration you are relying on for the offer and sale of your securities in connection with your reorganization. In your analysis, discuss whether each class of security holders of the predecessor will be voting, how the number of shares to be received by each class of securities will be determined, and the nature and number of the security holders who are being offered shares in the reorganization.

Item 17. Undertakings, page II-4

55.   Please include all required Regulation S-K Item 512(a) undertakings, as amended.

Exhibits

56.   We note the risk factor beginning "We depend upon a limited number of service provider customers" on page 15. Given your dependence upon these service provider customers to "contribute to the network density that attracts [y]our other telecommunications service providers and [y]our online content provider and enterprise customers," tell us in your response letter what consideration you have given to filing each agreement with a service provider customer under Item 601(b)(10) of Regulation S-K.

57.   We note that you have submitted a request for confidential treatment of portions of exhibits under Rule 406 of the Securities Act. We may issue comments regarding the request in a separate letter and those comments may impact disclosure in the registration statement. Please note that you will need to resolve any issues on the confidential treatment request prior to effectiveness of the registration statement.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or Kathleen Krebs, Special Counsel, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile (813-229-0134)
  Robert Grammig
  Holland & Knight LLP